May 10, 2022

VIA EDGAR

David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShare Trust
Pre-Amendment No. 2 to the Draft Registration Statement on Form S-1
CIK No. 0001817218

Dear Mr. Lin,

This letter sets forth a response to the comment received by telephone on May 9, 2022, pertaining to the above referenced amended Registration Statement on Form S-1 (the “Registration Statement”) submitted by ConvexityShares Trust (the “Registrant”) on April 29, 2022 for the purpose of registering the shares of the ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF (the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Registrant’s response thereto.

1.	Comment: It appears that the conformed signature was inadvertently omitted from the “REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.”

Response: The conformed signature has been added to the Report of the Independent Registered Public Accounting Firm.

Best regards,

/s/ Eric Simanek
Eric Simanek

202-775-1232
esimanek@sullivanlaw.com